

Mail Stop 3010   November 16, 2010

Edward L. Carey, Co-President and Director
Clarion Property Trust, Inc.
230 Park Avenue
New York, NY 10169

   Re: Clarion Property Trust, Inc.
     Amendment No. 4 to Registration Statement on Form S-11
     Filed October 29, 2010
     File No. 333-164777
     Sales Literature submitted November 5, 2010

Dear Mr. Carey:

   We have reviewed Amendment No. 4 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management, page 60

Directors and Executive Officers, page 61

1. Please disclose Mr. DuMond's experience from April 2005 through September 2006.

Prior Performance, page 87

2. We note your response to comment 3 of our letter dated October 18, 2010. We reissue our comment. Please advise whether ING Residential Fund USA and ING Clarion Development Ventures have experienced <u>any</u> adverse business developments and revise your disclosure, as appropriate.

Federal Income Tax Considerations, page

3.	We note your response to comment 8 of our letter dated October 18, 2010. In response to our comment, you state that you will supplementally provide the IRS private letter ruling. We did not receive this with Amendment 4. Please provide this letter with your next Amendment.

Share Purchases and Redemption Plan, page 99

4.	We note your disclosure that your board may suspend your redemption plan. Please clarify if there are any time limits within which the board must reactivate your plan. If not, please disclose that your board may effectively terminate the redemption plan by suspending it indefinitely. Please make similar revisions to your sales literature, as appropriate.

Table I, page A-2

5.	Please revise Table I to provide the disclosure in the manner required by Industry Guide 5.

6.	Please explain how the cash down payment is greater than the amount raised for Clarion Lion Properties Fund, Lion Industrial Trust, and Lion Gables Apartment Fund.

Comments on Sales Literature

7.	Please clearly state that the sales materials will be accompanied or preceded by a prospectus.

8.	Please revise all sales pieces to highlight your summary risk factors. Your risk factors should be presented to give them equal prominence to the remainder of the disclosure.

9.	For each sales piece, please remove the disclaimer regarding the accuracy and completeness of the information. Please note that you are responsible for the information contained in your sales literature.

Eight Page Investor Brochure

10.	We note that you currently do not own any properties. Please limit your pictures to one to two pictures and clearly identify the properties as being owned by your sponsor where you use the picture. Additionally, please note that you may not utilize pictures that include the names of tenants, such as Starbucks, because these entities are not currently your tenants. In light of this, please remove the Starbucks, Home Depot and The Sports Authority pictures.

11.   Please provide sources where the disclosure is provided in the document. Please make similar revisions to the other sales pieces as appropriate.

12.   Where you utilize NCREIF disclosure, please clarify that NCREIF is based on institutional investments and that figures are presented without leverage or fees. In addition, please clarify that the returns would be lower if these amounts were taken into account. Please make similar revisions to the other sales pieces as appropriate.

13.   We note your disclosure on page 3 regarding risks and returns. Please tell us how you calculated such amounts.

14.   On page 4, please clarify that rents may provide steady income. Please balance this disclosure with a discussion on vacancy risks, the risk of bankruptcy by the tenants, and the risk that you may have to lower rents to maintain or attract tenants. Please make similar revisions to the other sales pieces as appropriate.

15.   We note your disclosure regarding comparative income returns. Please explain how such amounts were calculated and clarify how your investment strategy differs from that of the NCREIF Index. In addition, please balance this disclosure with comparable total returns for the period and clarify that the NCREIF income returns do not reflect your expected returns. Please make similar revisions to the other sales pieces as appropriate.

16.   Please note that you may not utilize disclosure regarding the average years of experience of your management. Please provide disclosure on an individualized basis or remove this disclosure from page 5. Please make similar revisions to the other sales pieces as appropriate.

17.   We note the return information provided on page 5. Please revise to explain specifically how you calculated the "Delevered Clarion Partners' Composite" and whether the returns reflect a different investment strategy, such as joint ventures with institutional investors. To the extent that your previous investment strategy differs from that of this offering and that the returns do not appear to reflect leverage and fees, please explain how they are useful to investors in this offering. Please make similar revisions to the other sales pieces as appropriate.

18.   Please revise your disclosure on page 5 to provide balanced disclosure regarding adverse business developments experienced by prior programs. Please make similar revisions to the other sales pieces as appropriate.

19.   We note your disclosure on page 6 that a REIT is a tax efficient investment vehicle. Please provide support for this statement and explain what you mean by it.

20.   On page 6, please revise to disclose, if true, that you may amend, suspend or terminate the redemption plan at any time and that you are not required to provide advance notice of any decision to amend, suspend, terminate, change or waive limitations under the redemption plan. Additionally, please disclose that shares redeemed within the first 365 days from the date of purchase will be subject to a 2% trading discount. Please make similar revisions to the other sales pieces as appropriate.

21.   Please explain what you consider to be "core, income-producing properties." Additionally, please clarify that you intend to invest in these types of properties, but there is no guarantee that the properties will produce income. Please make similar revisions to your disclosure on page 7. Additionally, please make similar revisions to your other sales pieces as appropriate.

Website

22.   We note that you currently do not own any properties. Please limit your pictures to three to four pictures. Additionally, please note that you may not utilize pictures that include the names of tenants, such as Home Depot, because these entities are not currently your tenants.

23.   Please include summary risk factors on the homepage of the website and include a link to the summary risk factors on every webpage.

24.   We note that you have included NAV per share as of October 1, 2010. Please confirm, if true, that this is a sample of the disclosure you intend to include and that this disclosure will not be presented until such time as you commence calculating NAV.

25.   It appears that you have not provided all of the information that you intend to include in the website. We note, for example only, that disclosure is repeated on pages 1 through 5. Please confirm that you will submit the final disclosure for review prior to using the website.

26.   Please revise the page entitled "Clarion Property Trust – Rents provide stable income" to clarify that rents may provide stable income. Please balance this disclosure with a discussion on vacancy risks, the risk of bankruptcy by the tenants, and the risk that you may have to lower rents to maintain or attract tenants. Please revise the pages entitled "Clarion Property Trust – portfolio strategy and structure" and "Why Direct Real Estate?" to make similar revisions.

27.   Please explain the difference between core, value-added, and opportunistic assets on the page entitled "Depth and Breadth of Platform."

28.   Please confirm that the article "ING Clarion Calls Winter 2010" referenced on the page entitled "Real Estate Research" is the same two-page document with the heading "Five Signs to Watch on the Road to Recovery."

29.   Please cite your sources for the disclosure in the second and third bullet points on the page entitled "Investing in Real Estate."

30.   On the page entitled "Why Direct Real Estate?" please clarify that investors are not making a direct investment in real estate assets. Please make similar revisions to your other sales pieces as appropriate.

31.   We note your disclosure on the page entitled "About Non-listed REITs" that states that you have been design to maximize transparency in your redemption policy. Please explain to us why your redemption policy is more transparent and enhances investor liquidity more than the redemption policy of other non-listed REITs or remove this statement.

32.   On the page entitled "How do I invest in Clarion Property Trust?" please revise to disclose, if true, that you may amend, suspend or terminate the redemption plan at any time and that you are not required to provide advance notice of any decision to amend, suspend, terminate, change or waive limitations under the redemption plan. Please make similar revisions to your disclosure on the page entitled "Questions about REITs."

The Impact of Federal Reserve Policy on the Multi-Family Sector

33.   Please cite the sources relied upon for the quantitative and qualitative disclosure contained in this sales piece.

34.   Please clarify that distributions may be paid from the sale of assets, borrowings, or the proceeds of the offering. Please make similar revisions to your other sales pieces as appropriate.

US View 2010

35.   Please cite the sources relied upon for the quantitative and qualitative disclosure contained in this sales piece.

36.   Please explain to us why you believe it is appropriate to use NAREIT data in light of the fact that you intend to be a non-traded REIT or remove this disclosure. We note, for example only, that you have used this data on page 23 and 24. Please make similar revisions to your other sales pieces as appropriate.

37.   To the extent you retain this disclosure, please balance the disclosure on page 24 regarding listed REITs with disclosure regarding non-listed REITS.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at (202) 551-3432 or Dan Gordon, Accounting Branch Chief at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Rosemarie A. Thurston *(via facsimile)*
     Alston & Bird LLP